Consolidation Services, Inc.
2300 West Sahara Drive
 Las Vegas, NV 89102

March 22, 2011

United States
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:	Consolidation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended June 30, 2010
File No. 333-142105

Dear Ms. DiSilvio:

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1.
We note your response to our prior comment one.  Until you file audited financial statements as required under Rule 3-05 of Regulation S-X or receive approval from the Office of the Chief Accountant for the Division of Corporation Finance for your substitution of statements of revenues and expenses for the financial statements required pursuant to Rule 3-05 of Regulation S-X, your ability to conduct public offerings of your securities may be restricted.  In addition, you may not be permitted to make offerings under Rule 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements.  Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

RESPONSE:

The Company purchased oil and gas properties and well equipment that is required for drilling purposes only.  The Company further understands that in accordance with 2010.4 a working interest in an oil and gas property is considered a purchase of a business for reporting purposes.

Let this response serve that we respectfully request a waiver from the staff of the Securities and Exchange Commission regarding the form and content of and to present our financial statements for the two year pre-acquisition audits in compliance with 2065.6 the Statement of Revenues and Direct Expenses.

We request this waiver for the following reasons:

a.
The historical financial statements reflecting financial position, results of operations and cash flows required by accounting principles generally accepted in the United States of America are not readily available on an individual property basis and not meaningful to full and fair presentation of the proposed properties of either existing shares to potential investors in Consolidation Services;

b.	Historically, no allocation of general and administrative, interest, federal income tax expense, depreciation, depletion and amortization was made to the proposed to-be-acquired properties;
c.
The private limited liability companies and corporations did not maintain a balance sheet and cash flow statements since the accounting records were presented based on the comprehensive method of accounting - income tax method.

We understand that it is preferred by the Staff of the Securities and Exchange Commission that we request a pre-clearance and we understand that we did not request a pre-clearance to present our financial statements in accordance with 2065.6 the Statement of Revenues and Direct Expenses.

2.      We note your response to prior comment two and reiterate our comment. Please explain and address in your response how you apply the guidance under FASB ASC 820-10-35 to support your valuation of the assets acquired.

RESPONSE:

We have requested our new Reserve Engineer to assist us in responding to this comment and once we have received the appropriate data we will respond to this comment #2.

3.           We note your Exhibit A to your response where the equipment appraiser states “Due to the current nature of the acquisition of April 1, 2010 in our opinion the appraisals materially reflects fair value of the assets.”  The basis of this statement is not clear given the appraisal clearly states “[t]he value indicated in this appraisal is not the true market value as of today.  The value determined in this report is the value of the said equipment at time of purchase.”  Please explain how the use of original purchase cost is a valuation technique consistent with the approaches used to measure fair value pursuant to the guidance in FASB ASC 820.

RESPONSE:

We have requested an updated appraisal to reflect the appropriate language and as soon as we received that modified document we will attach it as an exhibit to our comment letter and amended our 8K.

In response to our comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or by person under the federal securities laws of the United States.

Sincerely,
.
CONSOLIDATION SERVICES, INC.

/s/ Pamela J. Thompson

Pamela J. Thompson
Chief Financial Officer